Exhibit 99.10
Management’s Discussion and Analysis
Third Quarter 2025 Results
November 5, 2025

Third Quarter Overview
•    Remain on track to deliver full year production, cost and capital guidance.
•    Safely and responsibly produced 103,500 ounces of gold and 3,100 tonnes of copper.
•    Waste stripping at Haile and Macraes is well advanced, with higher-grade ore from the open pits delivered in the third quarter, positioning both sites to deliver a strong fourth quarter.
•    All-In Sustaining Cost (“AISC”)† of $2,052 per ounce year to date, expecting to be lower in the fourth quarter commensurate with increased gold production.
•    Record quarterly revenue of $449 million supported by record average realized gold price of $3,476 per ounce, with no hedges or prepays.
•    Quarterly attributable net profit of $87 million, EPS of $0.38 and Adjusted EPS† of $0.40.
•    EBITDA Margin† of 46% and Operating Cash Flow Per Share† of $0.93.
•    Generated strong Free Cash Flow† of $94 million in the quarter and $283 million year to date, resulting in a trailing 12-month Free Cash Flow† yield1 of 15%.
•    Cash balance increased by 12% from the prior quarter to $335 million with no debt
•    Completed $39 million in share repurchases in the quarter at an average price of CAD$24.14.
•    Share buyback program for 2025 increased by 75% to $175 million, with $100 million repurchased year to date as of November 5, 2025.
•    Declared a $0.03 per share quarterly dividend, payable in December 2025.
•    Ongoing exploration success at Haile, demonstrating the upside for low-risk organic growth within the existing portfolio of assets.
•    Fast-track permit approval for the Waihi North Project is expected by year-end.

		Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Gold Produced[2]	koz	103.5	119.5	134.9	340.2	337.9
Copper Produced[2]	kt	3.1	3.7	3.4	10.2	9.2
AISC†	$/oz	2,333	2,027	1,729	2,052	1,877
Revenue	$M	448.5	432.4	345.2	1,240.8	866.7
Net profit[3]	$M	87.2	114.1	59.9	301.0	85.3
Adjusted net profit†3	$M	92.9	120.0	66.4	310.1	100.7
EBITDA†	$M	205.0	217.1	157.0	614.1	341.3
Adjusted EBITDA†	$M	210.7	219.5	162.8	623.2	352.7
Free Cash Flow†	$M	94.4	120.1	65.7	283.3	98.7
Earnings per share - basic[3]	$/share	$0.38	$0.49	$0.25	$1.30	$0.36
Adjusted earnings per share - diluted†3	$/share	$0.40	$0.51	$0.27	$1.32	$0.40
Operating Cash Flow per share - diluted†	$/share	$0.93	$0.99	$0.66	$2.76	$1.40
Free Cash Flow per share - diluted†	$/share	$0.41	$0.51	$0.27	$1.21	$0.41
1 Calculated as trailing 12-month Free Cash Flow† over the average trailing 12-month market capitalization in USD.
2 Production is on a 100% basis as all operations are controlled by OceanaGold.
3 Attributable to the shareholders of the Company.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	1

Table of Contents
Results Overview	3
Capital Expenditures	5
Safety	6
Outlook	6
Mine Operations and Results
Haile	7
Didipio	10
Macraes	14
Waihi	17
Financial Results	21
Liquidity and Capital Resources	24
Capital Commitments	27
Transactions with Related Parties	28
Outstanding Share Data	28
Non-IFRS Financial Information	28
Internal Controls	35
Accounting Estimates, Policies and Changes	35
Risk and Uncertainties	35
Notes to Reader	36
This Management’s Discussion & Analysis (“MD&A”) is dated as of November 5, 2025 and should be read in conjunction with the condensed interim consolidated financial statements for the three and nine months ended September 30, 2025. In this MD&A, a reference to “OceanaGold” or the “Company” refers to OceanaGold Corporation and its subsidiaries. Additional information about OceanaGold, including the Annual Information Form, is available on the Company’s website at oceanagold.com and under the Company’s profile on SEDAR+ at sedarplus.com. All amounts are in United States dollars (“$”) unless otherwise indicated. All production results and the Company's outlook presented in this MD&A reflect total production at the mines on a 100% basis as the Company has the ability to exercise control at all operations.
This MD&A contains certain “forward-looking statements”. Please refer to the cautionary language under the heading “Notes to Reader” section of this MD&A.
Nature of Operations
OceanaGold is engaged in the exploration, development and operation of gold and gold/copper mines. OceanaGold operates four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.
The Company’s common shares trade under the symbol ‘OGC’ on the Toronto Stock Exchange (“TSX”) in Canada and under the symbol ‘OCANF’ on the OTCQX market in the United States. The Company is domiciled in British Columbia, Canada and the registered address of the Company is Suite 1020, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	2

Results Overview
Operational and Financial

		Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Gold Produced[1]
Haile	koz	30.0	47.7	64.9	129.2	137.4
Didipio	koz	21.9	24.5	27.9	66.9	77.3
Macraes	koz	32.8	30.0	28.3	91.2	87.5
Waihi	koz	18.8	17.3	13.8	52.9	35.7
Total gold produced[1]	koz	103.5	119.5	134.9	340.2	337.9
Gold Sales
Haile	koz	33.4	49.5	53.6	140.1	134.6
Didipio	koz	29.7	20.6	28.9	68.1	79.6
Macraes	koz	32.7	34.8	29.5	91.2	88.2
Waihi	koz	20.4	16.4	12.8	52.7	35.0
Total Gold Sales	koz	116.2	121.3	124.8	352.1	337.4
Average Gold Price	$/oz	3,476	3,293	2,511	3,212	2,330
Copper Produced[1] - Didipio	kt	3.1	3.7	3.4	10.2	9.2
Copper Sales[1] - Didipio	kt	4.4	3.0	3.5	10.6	8.9
Average Copper Price	$/lb	4.44	4.36	4.15	4.37	4.17
Cash Costs†
Haile	$/oz	1,981	997	683	1,117	1,152
Didipio	$/oz	787	873	824	835	803
Macraes	$/oz	1,345	1,496	1,458	1,408	1,185
Waihi	$/oz	1,539	1,670	1,538	1,551	1,588
Consolidated Cash Costs†	$/oz	1,420	1,210	987	1,203	1,123
AISC†
Haile	$/oz	3,464	1,890	1,537	2,127	1,814
Didipio	$/oz	1,213	1,287	1,103	1,214	1,075
Macraes	$/oz	2,171	2,146	2,099	2,198	2,060
Waihi	$/oz	2,039	2,190	2,252	2,080	2,357
Consolidated AISC†	$/oz	2,333	2,027	1,729	2,052	1,877
Free Cash Flow†	$M	94.4	120.1	65.7	283.3	98.7
Net profit[2]	$M	87.2	114.1	59.9	301.0	85.3
Adjusted net profit†2	$M	92.9	116.5	65.7	310.1	96.7
EBITDA†	$M	205.0	217.1	157.0	614.1	341.3
Adjusted EBITDA†	$M	210.7	219.5	162.8	623.2	352.7
Earnings per share - basic[2]	$/share	$0.38	$0.49	$0.25	$1.30	$0.36
Adjusted earnings per share - diluted†2	$/share	$0.40	$0.51	$0.27	$1.32	$0.40
Operating Cash Flow per share - diluted†	$/share	$0.93	$0.99	$0.66	$2.76	$1.40
Free Cash Flow per share - diluted†	$/share	$0.41	$0.51	$0.27	$1.21	$0.41
1 Production is reported on a 100% basis as all operations are controlled by OceanaGold.
2 Attributable to the shareholders of the Company.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	3

Production
The Company produced 103,500 ounces of gold and 3,100 tonnes of copper in the third quarter of 2025. Gold production for the quarter was 13% lower than the prior quarter primarily driven by planned mine sequencing at Haile, as open pit mining focused predominantly on waste stripping activities in the quarter which led to a higher reliance on lower grade stockpiles. Production also reflected lower mill feed grade at Didipio due to planned mine sequencing. These factors were partially offset by higher production at Macraes and Waihi, driven by access to fresh ore during the quarter following the completion of waste stripping of Innes Mills Phase 8 at Macraes and mining improvements at Waihi.
Third quarter gold production was 23% lower than the prior corresponding quarter. This was primarily driven by Haile where open pit waste stripping activities in the quarter led to a higher reliance on lower grade stockpiles compared to the prior corresponding quarter when there was a higher volume of fresh ore from the open pit. Macraes benefited from greater access to open pit ore sources compared to the prior corresponding quarter. At Waihi, production was 36% higher due to the benefits of the mining improvement plan initiated in mid-2024. Lower production at Didipio was primarily due to planned stope sequencing.
Year to date, the Company has produced 340,200 ounces of gold, a 1% increase compared to the prior corresponding year to date period. At Haile, production was 6% lower driven by lower tonnes processed, partially offset by higher processed grade. At Didipio, year to date production was 13% lower than the prior corresponding period, primarily due to the impacts in the current year of severe weather events in late 2024. This was offset by increased production at Waihi, reflecting the above-mentioned improvement plan. Macraes production remained largely in line with the prior corresponding period.
AISC†
The Company recorded third quarter AISC† of $2,333 per ounce on gold sales of 116,200 ounces, a 15% increase compared to the AISC† of $2,027 per ounce in the prior quarter. The increase was primarily due to the decrease in gold sales volumes at Haile, increased capital spend on site infrastructure projects at Haile, underground dewatering infrastructure at Didipio, and an increase in stock-based compensation expense due to quarterly revaluation following the increase in share price. This was partially offset by higher copper by-product credits from Didipio and the increase in gold sales volumes at Didipio and Waihi.
AISC† increased by 35% compared to the prior corresponding quarter primarily due to higher sustaining capital on planned mobile equipment component rebuilds at Macraes and tailings storage facility (“TSF”) Stage 5 construction at Haile, 7% decrease in gold sales volumes driven by an associated decrease in production, primarily at Haile (see above) and higher labour cost due to stock-based compensation expense. This was partially offset by higher copper by-product credits from Didipio.
The Company recorded year to date AISC† of $2,052 per ounce on gold sales of 352,100 ounces. The increase from the prior corresponding year to date period AISC† of $1,877 per ounce is primarily due to lower Haile gold sales, increased sustaining capital for Haile site infrastructure projects, increased electricity rates in New Zealand and higher labour cost driven by stock-based compensation expense. This was partially offset by a 4% increase in gold sales volumes driven by timing of sales and higher copper by-product credits from Didipio.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	4

Capital and Exploration Expenditure

Quarter ended $M	Haile	Didipio	Macraes	Waihi	Q3 2025	Consolidated Q2 2025	Q3 2024
Sustaining Capital	20.0	10.9	9.8	2.7	43.4	32.3	25.4
Deferred stripping and Capitalized Mining	29.4	1.2	16.3	6.8	53.7	49.0	51.6
Growth Capital[1]	10.2	1.4	0.5	12.4	24.5	22.7	11.6
Exploration[1,2]	2.9	1.5	2.1	5.7	12.2	9.5	10.4
Total expenditure	62.5	15.0	28.7	27.6	133.8	113.5	99.0
1    Growth capital and exploration at Waihi includes Waihi North Project costs of $15.2 million, $9.3 million and $4.6 million for the third quarter of 2025, second quarter of 2025 and third quarter of 2024, respectively.
2    Exploration expenditure by location includes related regional greenfield exploration, where applicable.

Year to date September 30 $M	Haile	Didipio	Macraes	Waihi	Consolidated
					2025	2024
Sustaining Capital	46.8	20.6	23.1	9.1	99.6	64.8
Deferred stripping and Capitalized Mining	93.8	4.2	42.8	17.2	158.0	137.6
Growth Capital[3]	30.4	2.4	2.1	23.7	58.6	42.2
Exploration[3]	8.6	3.1	4.1	13.0	28.8	24.3
Total expenditure	179.6	30.3	72.1	63.0	345.0	268.9
3    Growth capital and exploration at Waihi includes Waihi North Project costs of $31.3 million and $11.6 million for the year to date period and the prior corresponding year to date period, respectively.
Third quarter capital and exploration expenditure of $133.8 million was $20.3 million higher than the prior quarter primarily due to higher sustaining capital related to infrastructure projects and planned component replacements, and higher deferred stripping and capitalized mining at Haile and Macraes. Growth capital increased at the Waihi North Project and exploration activity was higher at all sites.
Year to date capital and exploration expenditure of $345.0 million was 28% higher than the prior corresponding year to date period due to an increase in deferred stripping costs at Haile related to Ledbetter Phase 3, mobile equipment investments at Macraes, an increase in sustaining capital at Haile on site infrastructure projects and increased growth capital on the Waihi North Project.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	5

Safety

Quarter ended	Haile	Didipio	Macraes	Waihi	Exploration	Consolidated
						Q3 2025	Q2 2025	Q3 2024
Fatalities	—	—	—	—	—	—	—	1.0
12MMA TRIFR[1]	1.3	0.1	1.2	1.2	1.5	0.7	0.8	1.1
Recordable injuries	6	—	1	2	1	10	14	15
1 Total Recordable Incident Frequency Rate (“TRIFR”) per 200,000 hours worked, 12 month moving average.
There were 10 recordable injuries during the quarter compared to 14 recordable injuries in the prior quarter. Hand and finger injuries have accounted for more than half of recordable injuries year to date. The implementation of safety improvement plans at each site continued in the quarter.
Outlook
The Company’s 2025 production, cost and capital guidance is outlined in the table below and remains unchanged. On a consolidated basis, the fourth quarter is expected to be our strongest quarter of the year driven by Haile and Macraes.
At Haile, the fourth quarter is expected to be broadly consistent with first quarter production, driven by access to ore in the Ledbetter Phase 3 pit which became available towards the end of the third quarter. At Macraes, the fourth quarter is expected to be the strongest of the year driven by fresh ore now available from Innes Mills Phase 8. At Didipio and Waihi, the fourth quarter is expected to be consistent with the third quarter, with Waihi expected to finish the year around the top end of its production guidance.
Total capital investment guidance remains unchanged, with spending expected to increase in the fourth quarter but remain within full year guidance.
The Company plans to release 2026 guidance with the full year 2025 results in February 2026, which will reflect the new NI 43-101 Technical Reports to be released at the end of the first quarter 2026 in respect of the two largest operations (Haile and Macraes), and updated economic influences from the current market and operating environment.

Production[1], Costs and Investment		Haile	Didipio	Macraes	Waihi	Consolidated
Gold Production	koz	170 —200	85 —105	135 —150	55 —70	450 —520
Copper Production	kt	— ——	13 —15	— ——	— ——	13 —15
Cash Costs†,2	$/oz	950 —1,050	800 —900	1,025 —1,175	1,600 —1,800	1,025 —1,175
AISC†,2	$/oz	2,050 —2,200	1,150 —1,250	1,800 —1,950	2,000 —2,200	1,900 —2,050
Total Investment[3]	$M	260	60	115	85	485 —530
1    Production is on a 100% basis as all operations are controlled by OceanaGold. Assumes a New Zealand dollar to United States dollar exchange rate of 0.57.
2    Includes by-product credits based on copper price of $4.50 per pound.
3    Includes corporate capital and excludes rehabilitation costs at Reefton and Junction Reefs but excludes capital lease additions and payments.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	6

Haile
Production performance

		Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Gold Produced	koz	30.0	47.7	64.9	129.2	137.4
Ore Mined (Open Pit)	kt	270	228	818	1,081	1,456
Ore Mined Grade (Open Pit)	g/t	1.38	1.69	2.43	2.08	2.27
Waste Mined (Open Pit)	kt	7,997	7,883	6,809	24,827	18,475
Ore Mined (U/G)	kt	144	140	109	403	259
Ore Mined Grade (U/G)	g/t	2.50	2.40	6.24	2.83	5.40
Waste Mined (U/G)	kt	60	47	73	147	223
Mill Feed	kt	695	716	750	2,013	2,304
Mill Feed Grade	g/t	1.64	2.33	3.00	2.31	2.19
Gold Recovery	%	81.7	89.0	89.7	86.6	84.9
Third quarter gold production was 37% lower than the prior quarter, primarily driven by lower grades processed and the associated lower recoveries, as well as lower tonnes milled. Mill feed grade was 30% lower, reflecting lower open pit grade mined for much of the quarter and a high reliance on processing of lower grade stockpiles, in line with the full year plan. Open pit ore tonnes mined increased by 18% driven by the progressive access to fresh ore from Ledbetter Phase 3, as planned. Gold recovery was 8% lower primarily due to lower mill feed grade. Fresh ore from Ledbetter Phase 3 pit began contributing to mill feed towards the end of the quarter, in line with the full year plan.
Third quarter gold production was 54% lower than the prior corresponding quarter due to lower tonnes processed at lower mill feed grade, primarily due to planned mine sequencing. Open pit ore tonnes mined was 67% lower, reflecting ongoing waste stripping of Ledbetter Phase 3. Ore tonnes mined from the Horseshoe Underground were 32% higher than the prior corresponding period in which the underground mine was ramping up, offset by lower grade mined in the underground due to planned stope sequencing.
Year to date gold production was 6% lower than the prior corresponding year to date period driven by lower tonnes processed, partially offset by higher processed grade. Milled tonnes processed decreased by 13% due to harder ore sources in the current period. This was partially offset by a 5% increase in mill feed grade due to planned mine sequencing. Underground ore tonnes mined were 56% higher than the prior corresponding period when the mine was still ramping up.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	7

Financial performance

		Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Gold Sales	koz	33.4	49.6	53.6	140.1	134.6
Average Gold Price Received	$/oz	3,505	3,312	2,517	3,173	2,334
Cash Costs†	$/oz	1,981	997	683	1,117	1,152
AISC†	$/oz	3,464	1,890	1,537	2,127	1,814
Unit Costs
Mining Cost (Open Pit)[1]	$/t mined	5.21	5.00	4.86	4.75	5.41
Mining Cost (U/G)[1]	$/t mined	96.47	86.70	82.92	92.94	98.26
Processing Cost	$/t milled	31.54	24.55	21.05	28.38	19.98
General & Administrative (“G&A”) Cost	$/t milled	17.49	15.07	11.88	16.98	10.36
1    Mining unit costs include allocation of any capitalized mining costs.
Open pit mining unit costs were 12% lower than the prior corresponding year to date period, driven by a 30% increase in tonnes mined, partially offset by higher costs due to ongoing mobile equipment maintenance requirements.
Third quarter underground mining unit costs were 11% higher than the prior quarter primarily due to timing of required mobile equipment maintenance, partially offset by a 9% increase in tonnes mined due to stope sequencing and development, in line with plan. Underground mining unit costs were 16% higher than the prior corresponding quarter for the same reasons.
Third quarter processing unit costs were 28% higher than the prior quarter primarily due to higher maintenance costs aimed at improving reliability in the upcoming quarters. Processing unit costs were 50% higher than the prior corresponding quarter also due to elevated maintenance activity, combined with a 7% decrease in mill feed. The same cost drivers mentioned above and 13% decrease in mill feed are driving the 42% increase in processing costs per unit from the prior corresponding year to date period.
Third quarter G&A unit costs were 16% higher than the prior quarter primarily due to higher stock-based compensation expense. G&A unit costs increased by 47% and 64% from the prior corresponding quarter and corresponding year to date period, respectively, due to allocation of site support services, labour inflation and higher stock-based compensation expense, as well as a decrease in milled tonnes.
Third quarter AISC† of $3,464 per ounce sold was 83% higher than the prior quarter due to a 33% decrease in gold sales volumes, increased sustaining capital including deferred stripping costs in Ledbetter Phase 3 and higher costs associated with the drawdown of low grade inventory stockpiles. AISC† was 125% higher than the prior corresponding period primarily due to a 38% decrease in gold sales volumes, increased sustaining capital and drawdown of low grade inventory stockpiles. Year to date AISC† was 17% higher than the prior corresponding year primarily due to higher overall sustaining capital infrastructure projects, partially offset by a 4% increase in gold sales volumes.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	8

Exploration
Third quarter exploration expenditure totaled $2.9 million for 8,100 metres drilled.
At Horseshoe Underground, 2,400 metres were drilled in the third quarter, targeting conversion of Inferred Mineral Resources and extension opportunities in the lower and western portions of the deposit. Results released year to date continue to show extension of continuity in these areas.
From surface, 5,700 metres of drilling were completed on both early-stage exploration and resource conversion targets. Drilling results released year to date have continued to demonstrate the existence of high-grade mineralization at several deposits across the property, including Ledbetter Phase 4, Pisces and Clydesdale targets.
Year to date 2025 exploration expenditure totaled $8.6 million for 34,000 metres drilled.
Fourth quarter drilling will continue to target both resource conversion and early-stage targets.
Projects
Construction of TSF Stage 5 and West PAG 3 continued in the third quarter.
Water treatment plant upgrades were completed early in the quarter, on schedule.
Expansion of the run-of-mine (“ROM”) stockpile storage area is scheduled for completion by year end. The ROM expansion will facilitate increased capacity for optimized blending of both open pit and underground ore sources.
Feasibility level work on the Palomino Underground project continued to progress during the quarter with further planning and procurement activities. First ore from Palomino Underground continues to be expected in 2028.
Analysis is progressing on whether the Ledbetter Phase 4 open pit should be mined as an underground mine, with the outcome expected to be released in an updated National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report in the first quarter of 2026.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	9

Didipio
Production performance

		Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Gold Produced[1]	koz	21.9	24.5	27.9	66.9	77.3
Copper Produced	kt	3.1	3.7	3.4	10.2	9.2
Ore Mined	kt	374	376	376	1,067	1,206
Ore Mined Grade - Gold	g/t	1.49	1.71	1.99	1.57	1.75
Ore Mined Grade - Copper	%	0.42	0.59	0.51	0.48	0.46
Waste Mined	kt	18	21	24	67	89
Mill Feed	kt	1,057	971	1,038	3,079	2,808
Mill Feed Grade - Gold	g/t	0.74	0.90	0.95	0.78	0.96
Mill Feed Grade - Copper	%	0.33	0.43	0.37	0.37	0.37
Gold Recovery	%	86.8	87.2	88.5	86.5	88.8
Copper Recovery	%	87.7	90.1	88.6	88.6	89.1
1    Production is on a 100% basis as OceanaGold controls Didipio. Effective May 13, 2024, the ownership interest changed from 100% to 80% following the listing of 20% of Didipio’s holding company on the Philippines Stock Exchange.
Third quarter gold production was 11% lower than the prior quarter, primarily driven by an 18% decrease in mill feed grade and marginally lower recovery rates, with the ore grade reflecting mine sequencing. Ore tonnes mined was in line with the last quarter. In the third quarter we successfully completed the dewatering of the decline and expect to be at normal underground mining rates by the end of 2025. Mining has now recommenced in the lower levels, in line with plan. Ore tonnes processed increased by 9% due to increased mill availability following the planned shutdown in the second quarter.
Third quarter gold production was 22% lower than the prior corresponding quarter. This was primarily driven by a 25% decrease in mined grade driven by planned stope sequencing, slightly offset by a 2% increase in tonnes processed due to improved mill utilization.
Year to date gold production was 13% lower than the prior corresponding year to date period. This was primarily due to 12% lower underground ore tonnes mined resulting from the effects of severe weather events in late 2024 restricting access to the lower levels of the mine in much of 2025, with dewatering of the decline completed in the third quarter. Additionally, mill feed grade was 19% lower than the previous period due to mine sequencing, partially offset by a 10% increase in tonnes milled due to maintenance downtime in the second quarter of 2024.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	10

Financial performance

		Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Gold Sales	koz	29.7	20.6	28.9	68.1	79.6
Copper Sales	kt	4.4	3.0	3.5	10.6	8.9
Average Gold Price Received	$/oz	3,415	3,295	2,511	3,234	2,366
Average Copper Price Received	$/lb	4.44	4.36	4.15	4.37	4.17
Cash Costs†	$/oz	787	873	824	835	803
AISC†, 2	$/oz	1,213	1,287	1,103	1,214	1,075
Unit Costs
Mining Cost[1]	$/t mined	42.05	41.46	43.14	42.36	37.76
Processing Cost	$/t milled	8.11	9.83	7.90	8.27	8.35
G&A Cost	$/t milled	11.50	13.11	11.65	11.38	11.76
1    Mining unit costs include allocation of any capitalized mining costs.
2    Excludes the Additional Government Share under the Financial or Technical Assistance Agreement (“FTAA”) at Didipio of $16.6 million and $10.2 million for the third and second quarter of 2025, respectively, as it is considered in the nature of an income tax.
Gold and copper sales in the third quarter were 44% and 47% higher than the prior quarter, respectively, and higher than gold and copper produced due to the timing of concentrate shipments.
Third quarter mining unit costs were 12% higher than the corresponding year to date period primarily due to 13% lower tonnes mined due to underground dewatering of the lower levels of the mine following the severe weather events in the fourth quarter of 2024 and resulting re-sequenced mine plan.
Third quarter processing unit costs were 17% lower than the prior quarter driven by a 9% increase mill feed resulting from the planned major shutdown of the processing plant in the second quarter along with lower maintenance costs in the third quarter.
Third quarter G&A unit costs were 12% lower than the prior quarter primarily due to an increase in tonnes milled.
Third quarter AISC† of $1,213 per ounce was 6% lower than the prior quarter primarily due to a 44% increase in gold sales volumes, partially offset by higher sustaining capital spend on underground dewatering infrastructure. AISC† was 10% higher than the prior corresponding quarter due to an increase in sustaining capital spend on equipment for future dewatering requirements and TSF lifts, partially offset by higher by-product credits from higher copper sales volumes and higher realized prices. Year to date AISC† was 13% higher than the prior corresponding year to date period primarily due to a 14% decrease in gold sales volumes and an increase in sustaining capital spend for the same reasons noted above, partially offset by higher by-product credits.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	11

FTAA — Additional Government Share

$M	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Gross mining revenue	140.7	95.5	101.5	314.5	259.9
Less: Allowable deductions[1]	(50.6)	(49.1)	(52.4)	(141.5)	(150.7)
Less: Amortization deduction[2]	(3.3)	(3.2)	(3.3)	(9.8)	(9.8)
Net Revenue per the FTAA	86.8	43.2	45.8	163.2	99.4
Entitlement share	60%	60%	60%	60%	60%
Total Government Share[3] (60% of Net Revenue per the FTAA)	52.1	25.9	27.4	97.9	59.6
Deduct: Free-carried interest	(2.0)	(1.4)	(1.0)	(5.2)	(3.6)
Deduct: Production taxes	(8.8)	(7.7)	(3.1)	(21.8)	(20.1)
Deduct: Income tax	(24.7)	(6.6)	(6.9)	(36.6)	(20.4)
Carried-forward balance utilization (deduction)	—	—	(0.9)	—	—
Additional Government Share	16.6	10.2	15.5	34.3	15.5
1    Allowable deductions under the FTAA include expenses attributed to exploration, development and commercial production, which includes expenses relating to mining, processing, exploration, capitalized deferred stripping costs, royalties, rehabilitation, marketing, administration, community and social development, depreciation and amortization and interest charged on borrowings.
2    The FTAA Addendum and Renewal Agreement modified the amortization of unrecovered pre-operating costs to instead be deducted across a fixed period of 13 years commencing in 2021 and ending in 2034.
3    All taxes and fees paid to the Philippine Government, including corporate income tax and indirect taxes such as excise, local business, property and withholding taxes, are deducted from the Government’s 60% share of Net Revenue.
The Didipio mine is held under the FTAA entered into with the Republic of the Philippines in June 1994, which was renewed in 2021, retroactively to 2019, for another 25-year period until June 2044.
Under the FTAA, “Net Revenue” is the gross mining revenue derived from operations, less allowable deductions and an amortization deduction. The Philippine Government is entitled to 60% of the Net Revenue of the mine less taxes and fees paid to the Government and other deductions.
The year to date Additional Government Share of $34.3 million has been accrued, with the payment occurring annually in April of each year in respect of the preceding year. The Company made an Additional Government Share payment of $8.1 million in April 2025 related to 2024 amounts accrued at December 31, 2024 (April 2024: paid $20.3 million).
Exploration
Third quarter exploration expenditure totaled $1.5 million for 5,100 metres drilled.
A total of 2,300 metres were drilled from surface at Napartan and D’Fox. At Napartan, located approximately 8 kilometres (“km”) northwest of the Didipio Mine, surface drilling is testing a number of soil and geophysical anomalies for copper-gold porphyry potential. Three holes for 1,800 metres were completed in the quarter. At D’Fox, located approximately 3 km southeast of the Didipio Mine, testing is underway for similar target style with one hole for 450 metres completed during the quarter. Elsewhere in the Philippines, 2,800 metres of drilling was completed.
Year to date exploration expenditure total $3.1 million for 9,700 metres drilled. In the fourth quarter, drilling will continue at both Napartan and D’Fox, and will resume at True Blue, testing an area of known mineralization approximately 800 metres northeast of the Didipio mine. Additionally, drilling from the underground is expected to resume following the successful dewatering of the lower levels of the mine, at which time Panel 3 resource conversion drilling will be prioritized.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	12

Projects
A Pre-Feasibility Study (“PFS”) in accordance with NI 43-101 is in progress. The work in the third quarter has continued to focus on refinement of the plan to achieve a 2.5 million tonnes per annum (“Mtpa”) underground mining rate by year end 2026. The PFS will also identify the preferred process plant throughput plan for the optimized underground operation and evaluate process plant augmentation requirements to scale to, and sustain, the already permitted 4.3 Mtpa processing rate. The PFS will be released subsequent to the completion of resource conversion drilling following the successful dewatering of the lower levels of the mine, and is expected to be completed in the first half of 2026.

www.oceanagold.com	13

Macraes
Production performance

		Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Gold Produced	koz	32.8	30.0	28.3	91.2	87.5
Ore Mined (Open Pit)	kt	1,297	1,381	600	4,034	1,429
Ore Mined Grade (Open Pit)	g/t	0.66	0.50	0.72	0.55	0.65
Waste Mined (Open Pit)	kt	11,060	8,772	11,558	27,656	35,831
Ore Mined (U/G)	kt	236	245	220	696	580
Ore Mined Grade (U/G)	g/t	1.85	1.91	1.59	1.87	1.59
Waste Mined (U/G)	kt	67	39	39	176	154
Mill Feed	kt	1,616	1,583	1,560	4,669	4,898
Mill Feed Grade	g/t	0.73	0.70	0.73	0.72	0.70
Gold Recovery	%	85.9	84.2	77.0	84.2	79.3
Third quarter gold production was 9% higher than the prior quarter. This was primarily driven by a 4% increase in mill feed grade due to mine sequencing and the contribution of higher-grade fresh ore from Innes Mills Phase 8 towards the end of the quarter. Additionally, the higher grade and continuous improvement initiatives such as optimized ore blending and advanced grinding control, led to a 2% increase in recovery for the quarter.
Third quarter gold production was 16% higher than the prior corresponding quarter primarily driven by a higher volume of tonnes processed at significantly higher recoveries, notwithstanding lower grade in the current quarter. Open pit ore tonnes mined was 116% higher, the benefit of which was partially offset by lower open pit mined grade, both due to mine sequencing. Continuous improvement initiatives drove a 12% increase in recovery as compared to the prior corresponding quarter.
Year to date gold production was 4% higher than the prior corresponding year to date period. The benefit of improved access to ore mined, mine sequencing and the mill and underground optimization initiatives were somewhat offset by the planned major shutdown of the process plant earlier this year.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	14

Financial performance

		Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Gold Sales	koz	32.7	34.8	29.5	91.2	88.2
Average Gold Price Received	$/oz	3,497	3,263	2,491	3,232	2,293
Cash Costs†	$/oz	1,345	1,496	1,458	1,408	1,185
AISC†	$/oz	2,171	2,146	2,099	2,198	2,060
Unit Costs
Mining Cost (Open Pit)[1]	$/t mined	1.66	1.70	1.60	1.74	1.48
Mining Cost (U/G)[1]	$/t mined	55.37	58.11	57.47	55.02	58.77
Processing Cost	$/t milled	8.44	11.82	8.50	9.64	7.64
G&A Cost	$/t milled	5.19	4.84	3.10	5.02	2.88
1    Mining unit costs include allocation of any capitalized mining costs.
Third quarter open pit and underground mining costs were lower than the prior quarter.
Year to date open pit mining unit costs were 18% higher than the prior corresponding year to date period, primarily due to the 14% decrease in material mined, in line with plan, increased labour costs and increased planned drill and blast activities.
Third quarter processing unit costs were 29% lower than the prior quarter primarily due to seasonally higher electricity rates in the prior quarter as well as an increase in mill feed. Processing unit costs were 26% higher than the prior corresponding year to date period, due to higher electricity rates year to date, increased planned maintenance costs, increased labour costs and a decrease in tonnes milled.
Third quarter G&A unit costs were 67% and 74% higher than the prior corresponding quarter and year to date period, respectively, due to a higher allocation of site support services in 2025 and higher labour costs due to an increase stock-based compensation expense.
Third quarter AISC† of $2,171 per ounce was in line with the prior quarter with the decrease in costs due to seasonally lower electricity rates being mostly offset by increased capital spend on mobile equipment and a 6% decrease in gold sales volumes. Third quarter AISC† was 3% higher than the prior corresponding quarter primarily due to higher sustaining capital driven by planned mobile equipment component rebuilds and higher electricity rates, partially offset by a 11% increase in gold sales volumes. Year to date AISC† was 7% higher than the prior corresponding year to date period primarily due to higher electricity rates, processing maintenance costs and ground support, partially offset by higher deferred stripping costs in 2024 and an increase in sales volumes.
Exploration
Third quarter exploration expenditure totaled $2.1 million for 11,000 metres drilled. Drilling occurred at Coronation North and Innes Mills Phases 8 and 9 targeting the conversion of Inferred Mineral Resources.
Year to date exploration expenditure totaled $4.1 million for a total of 18,600 metres drilled across Coronation, Coronation North, Golden Point Underground and Innes Mills, primarily targeting the conversion of Inferred Mineral Resources.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	15

Approximately 34,000 metres of drilling is planned for Macraes in 2025. Fourth quarter drilling will continue to focus on the resource conversion programs at Coronation North and Innes Mills. The exploration program is focused on increasing confidence in mine life extension targets to be included in the upcoming NI 43-101 technical report planned for release in the first quarter of 2026, which will also include mine plan optimization at gold prices above the December 2024 $1,750 per ounce Mineral Reserves price assumption.
Projects
In the third quarter, the Frasers TSF was commissioned and is now in use. Preparations for recommencing mining at Coronation North Phase 5 began in the quarter and will continue in the fourth quarter.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	16

Waihi
Production performance

		Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Gold Produced	koz	18.8	17.3	13.8	52.9	35.7
Ore Mined	kt	174	172	147	505	409
Ore Mined Grade	g/t	3.42	3.41	3.10	3.46	2.88
Waste Mined	kt	130	137	126	407	364
Mill Feed	kt	182	173	148	507	414
Mill Feed Grade	g/t	3.44	3.36	3.10	3.47	2.90
Gold Recovery	%	93.7	92.7	93.8	93.6	92.5
Third quarter gold production was 9% higher than the prior quarter driven by a 5% increase in mill feed tonnes, slightly higher mill feed grade and associated recovery rates driven by the continued site-wide optimization efforts described below.
Third quarter gold production was 36% higher than the prior corresponding quarter, driven by an 11% increase in the mill feed grade, as well as a 23% increase in mill feed tonnes.
The increase in tonnage and improved grade were the result of the successful execution of the underground improvement plan. This plan has delivered more development, access to more stoping areas and enhanced mining practices that increased the extraction of high-grade ore.
Year to date gold production was 48% higher than the prior corresponding year to date period. Ore tonnes mined increased by 23% and grade mined and milled increased by 20%, also due to efficiencies driven by the abovementioned improvement plan.
Financial performance

		Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Gold Sales	koz	20.4	16.3	12.8	52.7	35.0
Average Gold Price Received	$/oz	3,482	3,300	2,529	3,255	2,327
Cash Costs†	$/oz	1,539	1,670	1,538	1,551	1,588
AISC†	$/oz	2,039	2,190	2,252	2,080	2,357
Unit Costs
Mining Cost[1]	$/t mined	93.12	91.81	69.22	86.44	68.61
Processing Cost	$/t milled	32.46	30.57	30.19	31.23	30.97
G&A Cost	$/t milled	27.60	26.54	21.41	29.19	22.01
1    Mining unit costs include allocation of any capitalized mining costs.
Gold sales volumes increased 59% and 50% for the prior corresponding quarter and year to date period, respectively, which were a direct result of higher gold production, for reasons already mentioned.
Third quarter mining unit costs were 35% higher than prior corresponding quarter due to additional mining roles supporting the underground improvement plan, increased labour costs and higher electricity rates, partially offset by an increase in tonnes mined. Mining unit costs were 26% higher than the prior corresponding year to date period for the same reasons.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	17

Third quarter processing unit costs were higher than the comparative quarters, as higher costs driven by increased consumables and maintenance were mostly offset by higher tonnes milled.
Third quarter G&A unit costs were 29% and 33% higher than the prior corresponding quarter and year to date period, respectively, due to a higher allocation of site services in 2025 and higher stock-based compensation expense, partially offset by higher tonnes milled.
Third quarter AISC† of $2,039 per ounce was 7% lower than the prior quarter primarily due to a 25% increase in gold sales, partially offset by higher costs supporting the underground improvement plan and an increase in capitalized development. AISC† was 9% and 12% lower than the prior corresponding quarter and year to date period, respectively, for the same reasons.
Exploration
Third quarter exploration expenditure totaled $5.7 million for 7,000 metres drilled.
At Martha Underground, 3,900 metres of resource conversion and definition drilling was completed on several promising targets.
At Wharekirauponga, 3,100 metres of drilling was completed in the third quarter with a continued focus on targeting growth and conversion of Inferred Mineral Resources on the East Graben (“EG”) vein and further step-outs to test the growing extent of mineralization of the southern-end of the deposit, which remains open.
Year to date exploration expenditure totaled $13.0 million for a total of 16,200 metres drilled across the Waihi District.
There is approximately 22,000 metres of drilling planned at Waihi in 2025. Drilling in the fourth quarter will continue to focus on resource definition of the Martha underground and resource growth of the EG vein at the Wharekirauponga deposit.
The Company’s Fast-track application (described below) includes a planned increase in the number of exploration drill sites above Wharekirauponga to 18 from 10 currently, as well as a doubling of the allowable number of drill rigs from 3 to 6. Once the permit is approved, this will further accelerate both growth and conversion drilling at Wharekirauponga.
Waihi North Project
In the third quarter, the Waihi North Project continued to advance all technical design activities at Wharekirauponga and the Willows surface facilities area, in line with the PFS released in December 2024.
The Company lodged an application for Fast-track approval for the Waihi North Project with the New Zealand Environmental Protection Authority during the first quarter of 2025. This application was deemed complete and the Fast-track Expert Panel responsible for assessing the Company’s application was announced in the second quarter. The application progressed through the invited individual and group commenting phase in the third quarter. It has now completed a period of expert conferencing and requests for information. The Company continues to expect to receive Fast-track approval by year end 2025, subject to any appeal.
The $45 million of early works, design and project activities for the Waihi North Project in 2025 is progressing. In the third quarter, construction commenced on the 5 km services trench that will convey power, water and communications from the existing Waihi operations to the Willows surface facilities. Civil works have commenced at the expanded water treatment plant site.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	18

The following table summarizes the capital and exploration spent on the Waihi North Project during the periods:

$M	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Growth capital	12.4	6.8	2.3	23.7	4.7
Exploration	2.8	2.5	2.3	7.6	6.9
Total expenditure	15.2	9.3	4.6	31.3	11.6

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	19

Other Properties
Regional Exploration Programs
During and after the period, the Company advanced its regional exploration strategy with new activity in the United States on two separate earn-in transactions, which were completed in September and October 2025.
Brewer (South Carolina)
During the quarter, an earn-in joint venture agreement was executed relating to Carolina Rush Corporation’s (“Carolina Rush”) Brewer Gold-Copper Project in South Carolina, with a firm minimum commitment of funding $1.5 million in exploration expenditures within the first year following approval of the transaction from Carolina Rush’s shareholders. The agreement provides for an option for OceanaGold to earn up to an 80% interest by funding up to an aggregate of $20 million in staged exploration expenditures and exercising the underlying Brewer option by December 31, 2030. Approval from Carolina Rush’s shareholders is expected to be sought at a special meeting of shareholders at the end of November, after which drilling is expected to commence. The Brewer property is located ~13 km from Haile.
TJ, Jake Creek, Hot Creek (Nevada)
In October 2025, earn-in joint venture agreements were signed with Headwater Gold Inc. (“Headwater”) to explore each of the TJ, Jake Creek and Hot Creek projects in Nevada, which include a firm minimum commitment of funding an aggregate of $2.5 million in exploration expenditures across the three projects in the first two years. The agreements provide for staged expenditures of up to an aggregate of $65 million across the projects to earn up to a 65% interest in each project, with an option to earn a further 10% interest (for a total of 75%) in each project upon completion of a PFS and granting Headwater a 1% net smelter return royalty. In October drilling commenced at the TJ project, with an initial 1,500 metre core program underway to test multiple epithermal vein targets.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	20

Consolidated Financial Results
Revenue

		Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Gold	$M	404.2	399.6	313.4	1,131.2	786.1
Copper	$M	42.8	29.6	32.2	102.3	81.9
Silver	$M	6.3	5.8	3.5	17.5	8.9
Treatment, refining and selling costs	$M	(4.8)	(2.6)	(3.9)	(10.2)	(10.2)
Net revenue	$M	448.5	432.4	345.2	1,240.8	866.7
Average Gold Price received	$/oz	3,476	3,293	2,511	3,212	2,330
Average Copper Price received[1]	$/lb	4.44	4.36	4.15	4.37	4.17
1    The Average Copper Price received includes mark-to-market revaluation on shipments not yet finalized and final adjustments on prior period shipments.
Third quarter revenue of $448.5 million was 4% higher than the prior quarter due to a 6% increase in the average realized gold price, partially offset by a 4% decrease in gold sales volumes. Third quarter revenue was 30% higher than the prior corresponding quarter due to a 38% higher average realized gold price partially offset by a 7% decrease in gold sales volumes.
Year to date revenue was 43% higher than the prior corresponding year to date period due to a 38% higher average gold price and a 4% increase in sales volumes.
Operating Expenses

$M	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Cost of sales, excluding depreciation and amortization	208.4	181.1	149.7	532.4	445.4
Depreciation and amortization	62.3	54.9	86.0	170.9	220.7
General and administration	7.5	17.5	11.3	35.6	42.8
Indirect taxes	7.3	5.6	5.5	17.7	18.0
Additional Government Share[1]	16.6	10.2	15.5	34.3	15.5
Total Operating Expenses	302.1	269.3	268.0	790.9	742.4
1    Refer to the Didipio section in this MD&A for more details.
Cost of Sales, excluding depreciation and amortization
Variance explanations are covered in the AISC† section of the ‘Results Overview’ and the ‘Financial Performance’ sections of each mining operation.
Depreciation and Amortization
Third quarter depreciation and amortization was 13% higher than the prior quarter due to the deferred stripping profile at Macraes with higher fresh ore being mined at Innes Mills Phase 7 and 8 during the quarter. Depreciation and amortization was 28% and 23% lower than the prior corresponding quarter and year to date period, respectively, primarily due to the deferred stripping profile at Haile.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	21

General and Administration
Third quarter G&A expense of $7.5 million was lower than the prior quarter, primarily due to a decrease in external services spend and the reallocation of planned NYSE listing costs, SOX readiness costs, and business development related costs to other expenses, which is below operating profit.
Third quarter G&A expense was lower than the prior corresponding quarter due to an increase in allocation of site services in the current quarter, partially offset by an increase in stock-based compensation expense. The cash-settled portion of outstanding performance share rights are revalued on a quarterly basis and are impacted by the movement in share price.
Year to date G&A expense was 17% lower than the prior corresponding year to date period due to an increase in allocation of site services in 2025, partially offset by an increase in stock-based compensation expense.
Additional Government Share
Variance explanation is covered in Didipio’s ‘FTAA - Additional Government Share’ section.
Other (expenses) / income and taxation

$M	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Interest expense and finance costs	(2.8)	(3.1)	(5.2)	(9.2)	(18.5)
Interest income	1.8	1.6	0.9	4.9	2.3
Foreign exchange (loss) gain	(2.0)	(2.4)	1.3	(5.2)	(4.9)
Gain on disposal of assets	—	—	—	—	17.0
NYSE / PSE listing costs	(1.6)	—	(5.4)	(1.6)	(10.9)
Restructuring expense	—	—	—	—	(1.9)
Other (expense) income	(0.1)	1.5	(2.1)	0.1	(3.0)
Total Other (expenses) income	(4.7)	(2.4)	(10.5)	(11.0)	(19.9)
Income tax expense recognized in net profit	(48.6)	(43.1)	(6.1)	(127.0)	(15.1)
Interest expense and finance costs
Third quarter interest expense and finance costs primarily relate to leases and accretion of asset retirement obligation liability, and was 46% lower than the prior corresponding quarter as there is no bank debt outstanding in 2025.
Year to date interest and finance costs of $9.2 million was 50% lower than the prior corresponding year to date period for the same reason, with no bank debt outstanding in 2025.
Income tax expense
Third quarter income tax expense was 13% higher than the prior quarter, primarily due to, and consistent with increased operational profits.
Third quarter and year to date income tax expense was higher than the prior corresponding quarter and year to date period primarily due to increased profits across the group and a reduction in available tax losses.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	22

Selected Quarterly Information

$M, except AISC, average price and per share amounts	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Gold Produced[1] (koz)	103.5	119.5	117.4	150.9	134.9	98.2	104.8	129.8
Copper Produced[1] (kt)	3.1	3.7	3.4	3.1	3.4	2.8	3.0	3.8
Average Gold Price received ($/oz)	3,476	3,293	2,858	2,665	2,511	2,385	2,092	1,993
Average Copper Price received ($/lb)	4.44	4.36	4.27	4.16	4.15	4.58	3.90	3.80
Revenue	448.5	432.4	359.9	427.3	345.2	251.2	270.3	267.3
Adjusted EBITDA†	210.7	219.5	193.0	251.3	162.8	109.0	80.9	91.6
AISC†	2,333	2,027	1,796	1,563	1,729	2,131	1,823	1,658
Free Cash Flow†	94.4	120.1	68.8	146.5	65.7	31.2	1.8	16.1
Adjusted net profit†2	92.9	116.5	100.7	106.9	65.7	30.6	3.7	6.6
Net profit (loss)[2]	87.2	114.1	99.7	102.0	59.9	34.0	(5.3)	(18.9)
Earnings (loss) per share[2]
Basic	$0.38	$0.49	$0.43	$0.43	$0.25	$0.13	$(0.02)	$(0.08)
Diluted	$0.37	$0.49	$0.42	$0.42	$0.24	$0.13	$(0.02)	$(0.08)
1    Production is shown on a 100% basis as all operations are controlled by OceanaGold.
2    Attributable to the shareholders of the Company.
The most significant factors causing variation in the quarterly results are the changes in the gold and copper price; changes in production reflecting the variability in the grade of ore mined at each of the operations; gold and copper recoveries; the timing of deferred stripping costs; and movements in inventories.
Notably, realized average gold prices have increased over 74% since the fourth quarter of 2023, which has directly translated into higher revenue, cash flow and profitability during this period.
In the second quarter of 2024, there was a gain on sale of the Company’s interest in the Blackwater project for cash consideration of $30.0 million, resulting in a pre-tax gain of $17.6 million.
In the fourth quarter of 2023, there was a non-cash write-down of indirect tax receivables in the Philippines totaling $38.3 million relating to historic excise and value-added taxes which impacted the quarterly net loss.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	23

Liquidity and Capital Resources
Balance Sheet

$M	September 30, 2025	December 31, 2024
Cash and cash equivalents	334.9	193.5
Other Current Assets	253.9	271.8
Non-Current Assets	2,294.6	2,023.8
Total Assets	2,883.4	2,489.1
Current Liabilities	462.1	308.8
Non-Current Liabilities	292.0	253.8
Total Liabilities	754.1	562.6
Total Shareholders’ Equity	2,024.9	1,820.0
Non-controlling interest	104.4	106.5
Current assets increased $123.5 million during the nine months ended September 30, 2025 primarily due to a $141.4 million increase in cash (refer to the ‘Cash Flows’ section below) and a $24.6 million increase in trade and other receivables due to higher value sales with the increase in gold price, partially offset by a $43.7 million decrease in ore inventories, primarily at Haile, due to the planned drawdown on ore stockpiles.
Non-current assets increased by $270.8 million during the nine months ended September 30, 2025 due to mining assets additions associated with deferred stripping costs and capitalized mining, primarily related to Haile site infrastructure projects, partially offset by depreciation and amortization of property, plant and equipment and mining assets.
Current liabilities increased by $153.3 million during the nine months ended September 30, 2025 driven by a $110.0 million increase in trade and other payables as a result of a $40.7 million increase in taxes payable, a $26.2 million increase in the Additional Government Share accrual and a $21.8 million accrual for share buybacks committed to in October.
Non-current liabilities has increased $38.2 million during the nine months ended September 30, 2025, with the increases in asset retirement obligations of $14.0 million and deferred tax liabilities of $28.2 million being partially offset by ongoing lease repayments of $10.0 million.
The decrease of $2.1 million in non-controlling interest relates to $13.0 million of dividend payments, partially offset by the $10.9 million share in earnings, for the 20% minority interest at Didipio during the quarter.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	24

Cash Flows

$M, except per share amount	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Cash flows provided by Operating Activities	227.5	226.9	164.7	626.0	347.8
Cash flows used in Investing Activities	(133.1)	(106.8)	(99.0)	(342.7)	(249.1)
Cash flows (used in) provided by Financing Activities	(57.5)	(43.7)	(66.7)	(137.1)	0.2
Free Cash Flow†	94.4	120.1	65.7	283.3	98.7
Free Cash Flow per share - diluted†	$0.41	$0.51	$0.27	$1.21	$0.41
Operating Cash Flow per share - diluted†	$0.93	$0.99	$0.66	$2.76	$1.40
Cash flows provided by operating activities for the third quarter were in line with the prior quarter, with the benefit of higher realized gold prices offset by lower gold sales volumes. Year to date cash flows provided by operating activities of $626.0 million were 80% higher than the prior corresponding year to date period due to higher realized gold prices.
Cash flows used in investing activities for the third quarter of $133.1 million were 25% higher than the prior quarter due to the increase in capital expenditure as discussed in the ‘Results Overview - Capital and Exploration’ section of this MD&A. Year to date cash flows used in investing activities of $342.7 million were 38% higher than the prior corresponding year to date period due to an increase in capital with infrastructure projects at Haile and the Waihi North Project, as discussed in the ‘Results Overview - Capital and Exploration’ section, partially offset by the Blackwater project sale proceeds received in the second quarter of 2024.
Cash flows used in financing activities for the third quarter were $57.5 million, comprising $39.0 million of share buybacks at an average price of CAD$24.14 per share, $6.9 million of dividends paid to shareholders of the Company and $6.6 million payment of lease liabilities. In the prior quarter, cash outflows from financing activities were share buybacks of $21.0 million, dividends paid to shareholders of $14.0 million and repayment of lease liabilities of $5.3 million. Year to date cash flows used in financing activities of $137.1 million mainly reflect share buybacks of $79.6 million, payment of lease liabilities of $20.8 million and dividends paid to shareholders of $20.9 million. In the prior corresponding year to date period, net cash inflows from financing activities were $0.2 million due to the net proceeds of $95.1 million from the listing of OGP on the Philippine Stock Exchange, Inc., $51.2 million of net repayments of debt, $25.9 million of lease liabilities and $7.0 million of dividends paid to shareholders of the Company.
Third quarter Free Cash Flow† was $25.7 million lower than the prior quarter, with the decrease due to lower gold sales volumes more than offsetting higher realized gold prices. Year to date Free Cash Flow† was $184.6 million higher than the prior corresponding year to date period due to higher realized gold prices and higher gold sales volumes.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	25

Debt Management and Liquidity

$M	September 30, 2025	December 31, 2024
Revolving credit facility	—	—
Fleet facility[1]	—	(2.8)
Unamortized transaction costs	—	1.2
Total debt	—	(1.6)
Cash and cash equivalents	334.9	193.5
Net Cash†	334.9	191.9
1    Fleet facility arrangement for mining equipment financing was fully repaid in March 2025. There are no additional amounts available under the fleet facility.
As at September 30, 2025, the Company was in a Net Cash† position of $334.9 million compared to $191.9 million as at December 31, 2024, reflecting strong Free Cash Flow†.
The Company has an undrawn revolving credit facility (the “Facility”) with seven leading international banks for a total of $200 million plus a $50 million uncommitted accordion. The objective of the accordion feature, which is not reflected in Liquidity†, is to reduce undrawn commitment fees while preserving bank- approved capacity. The Facility is secured against present and future assets, property and undertakings and has a term maturing on December 31, 2027.
During the fourth quarter of 2024, the Company repaid all amounts drawn under the Facility and has not re-drawn since. As a result, there are no amounts drawn under the Facility as at September 30, 2025 (December 31, 2024: nil ). As at September 30, 2025, the Company was in compliance with all covenant obligations related to the Facility.
The Company had immediately available Liquidity† of $534.9 million at September 30, 2025 (December 31, 2024: $393.5 million), comprised of $334.9 million (December 31, 2024: $193.5 million) in cash and $200.0 million (December 31, 2024: $200.0 million) in undrawn funds under the Facility. The increase in Liquidity† primarily relates to higher cash balances resulting from Free Cash Flow† generation as noted above.
As at September 30, 2025, the Company was in a net current asset position of $126.7 million compared to $156.5 million as at December 31, 2024.
Share Buyback
On November 5, 2025, the Board of OceanaGold approved a 75% increase in the 2025 share repurchase program to a maximum of $175 million of common shares in the open market through the facilities of the TSX or alternative Canadian trading systems under a Normal Course Issuer Bid (“NCIB”) program. This is up from the previously approved maximum of $100 million.
The NCIB program was renewed and expanded in July 2025, with the increased share repurchase limit providing the Company greater flexibility to continue share buybacks throughout the remainder of 2025 and the first half of 2026.
In July 2025, the TSX accepted the Company's entry into an automatic securities purchase plan ("ASPP") in connection with the NCIB. The ASPP allows for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase shares due to regulatory

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	26

restrictions and customary self-imposed blackouts. As at September 30, 2025, an obligation to purchase shares for total consideration of $21.8 million was recognized under the ASPP.
During the third quarter of 2025, the Company repurchased and cancelled an additional 2.2 million common shares (year to date: 6.1 million common shares) for consideration of $39.0 million (year to date: $79.6 million) at an average price of CAD$24.14 per share (year to date: CAD$17.84 per share).
During the period from July to December 2024, the Company repurchased and cancelled 2.9 million common shares for consideration of $24.1 million at an average price of CAD$11.37.
Hedging
The Company does not hedge any of its current or future gold sales, nor does it have any prepay agreements, so has benefited fully from the rising gold price.
The Company has a hedging program covering up to 80% of the forecast diesel consumption at Haile and Macraes on a rolling 12-month basis. The resulting hedging arrangements consist of monthly cash-settled swap transactions referencing the following appropriate diesel pricing indices to fix diesel prices and reduce input cost volatility:
•US Gulf Coast Ultra-Low Sulfur No 2 Diesel for an amount representing 80% of the forecast diesel consumption at Haile, split into even monthly amounts; and
•Platts Singapore (Gasoil) for an amount representing 80% of the forecast diesel consumption at Macraes, split into even monthly amounts.
The Company is covered at approximately 80% of forecast diesel consumption at Haile and Macraes through to the end of September 2026 and has elected to apply hedge accounting to these diesel hedging arrangements in accordance with IFRS.
During the nine months ended September 30, 2025, the Company recorded realized losses of $1.1 million within cost of sales and unrealized losses of $0.1 million in other comprehensive income as a result of the hedging arrangements.
The Company periodically uses forward contracts to hedge significant currency exposure.
There are no other hedges related to gold, silver, copper, currencies or diesel.
Capital Commitments
Capital commitments relate principally to the purchase of property, plant and equipment at Haile, Macraes and Waihi and the mine development at Didipio, Macraes and Waihi. The Company’s capital commitments as at September 30, 2025, are as follows:

As at September 30, 2025 $M	Capital Commitments
Within 1 year	50.5

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	27

Related Party Transactions
There were no related party transactions other than Key Management compensation during the period.
Key Management compensation will be reported in the Company’s audited consolidated financial statements for the year ended December 31, 2025.
Outstanding Share Data
The following table sets out the common shares, performance share rights and deferred units outstanding as at the date of this MD&A:

Shares/ units	November 5, 2025
Common shares	228,440,274
Performance share rights	5,402,768
Deferred units	425,675
Non-IFRS Financial Information
Throughout this MD&A, the Company has provided measures prepared according to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) as well as certain non-IFRS performance measures. As non-IFRS performance measures do not have a standardized meaning prescribed by IFRS, they are unlikely to be comparable to similar measures presented by other companies. The Company provides these non-IFRS measures as they are used by certain investors to evaluate OceanaGold’s performance. Accordingly, such non-IFRS measures are intended to provide additional information and should not be considered in isolation, or a substitute for measures of performance in accordance with IFRS.
These measures are used internally by the Company’s Management to assess the performance of the business and make decisions on the allocation of resources and are included in this MD&A to provide greater understanding of the underlying performance of the operations. Investors are cautioned not to place undue reliance on any non-IFRS financial measures included in this MD&A.
Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share
These are used by Management to measure the underlying operating performance of the Company. Management believes these measures provide information that is useful to investors because they are important indicators of the strength of the Company’s operations and the performance of its core business. Accordingly, such measures are intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Adjusted Net Profit/(Loss) is calculated as Net Profit/(Loss) less the impact of impairment expenses, write-downs, foreign exchange (gains)/losses, gain on sale of assets, OGP listing costs and restructuring costs related to transitioning certain corporate activities from Australia to Canada.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	28

The following table provides a reconciliation of Adjusted Net Profit/(Loss) and Adjusted Earnings/(Loss) per share:

$M, except per share amounts	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Net profit[1]	87.2	114.1	59.9	301.0	85.3
Foreign exchange (gain) loss	2.0	2.4	(1.3)	5.2	4.9
Write-down of assets	0.6	—	1.7	0.8	6.4
Gain on sale of Blackwater project	—	—	—	—	(17.6)
Tax expense on sale of Blackwater project	—	—	—	—	4.9
NYSE / PSE listing costs	1.6	—	5.4	1.6	10.9
Restructuring / Other costs	1.5	—	—	1.5	1.9
Adjusted net profit	92.9	116.5	65.7	310.1	96.7
Adjusted weighted average number of common shares - fully diluted	233.0	234.8	242.2	234.4	241.8
Adjusted earnings per share	0.40	0.51	0.27	1.32	0.40
1 Attributable to the shareholders of the Company.
EBITDA and Adjusted EBITDA
Management believes that Adjusted EBITDA is a valuable indicator of its ability to generate liquidity by producing operating cash flows to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is calculated as EBITDA less the impact of impairment expenses, write-downs, gains/losses on disposal of assets, OGP listing costs, foreign exchange gains/losses and other non-recurring costs. EBITDA Margin is calculated as EBITDA divided by revenue.
Prior to the first quarter of 2024, Adjusted EBITDA was calculated using an adjustment for a specific portion of unrealized foreign exchange gains/losses rather than the total foreign exchange gain/loss. The comparative quarters have been recalculated adjusting for all foreign exchange gains/losses.
The following table provides a reconciliation of EBITDA, Adjusted EBITDA and EBITDA Margin:

$M	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Net profit	93.1	117.6	60.6	311.9	89.3
Depreciation and amortization	62.3	54.9	86.0	170.9	220.7
Net interest expense and finance costs	1.0	1.5	4.3	4.3	16.2
Income tax expense on earnings	48.6	43.1	6.1	127.0	15.1
EBITDA	205.0	217.1	157.0	614.1	341.3
Write-down of assets	0.6	—	1.7	0.8	6.4
Gain on sale of Blackwater project	—	—	—	—	(17.6)
Tax expense on sale of Blackwater project	—	—	—	—	4.9
NYSE / PSE listing costs	1.6	—	5.4	1.6	10.9
Restructuring / Other costs	1.5	—	—	1.5	1.9
Foreign exchange (gain) loss	2.0	2.4	(1.3)	5.2	4.9
Adjusted EBITDA	210.7	219.5	162.8	623.2	352.7
Revenue	448.5	432.4	345.2	1,240.8	866.7
EBITDA Margin	46%	50%	45%	49%	39%

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	29

Cash Costs and AISC
Cash Costs are a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. Management uses this measure to monitor the performance of its mining operations and its ability to generate positive cash flows, both on an individual site basis and an overall company basis. Cash Costs include mine site operating costs plus indirect taxes and selling cost net of by-product sales and are then divided by ounces sold. In calculating Cash Costs, the Company includes copper and silver by-product credits as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing Management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Management believes that the AISC measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows, both on an individual site basis and an overall company basis, while maintaining current production levels. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow per ounce sold. AISC is calculated as the sum of Cash Costs, capital expenditures and exploration costs that are sustaining in nature and corporate G&A costs. AISC is divided by ounces sold to arrive at AISC per ounce.
Prior to the first quarter of 2025, Didipio’s AISC calculation excluded local corporate G&A costs which is consistent with the calculation of AISC for the other operations. In order to align the Company’s reporting of AISC with local reporting requirements in the Philippines, Management has included local corporate G&A costs in Didipio’s AISC calculation beginning in the first quarter of 2025.
The following table provides a reconciliation of consolidated Cash Costs and AISC:

$M, except per oz amounts	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Cost of sales, excl. depreciation and amortization	208.4	181.1	149.7	532.4	445.4
Indirect taxes	7.3	5.6	5.5	17.7	18.0
Selling costs	4.8	2.6	3.9	10.2	10.2
Other cash adjustments	(6.5)	(7.1)	(0.3)	(17.0)	(3.8)
By-product credits	(49.0)	(35.4)	(35.6)	(119.7)	(90.8)
Total Cash Costs (net)	165.0	146.8	123.2	423.6	379.0
Sustaining capital and leases	43.7	34.4	29.1	104.9	73.4
Deferred stripping and capitalized mining	53.7	49.0	51.6	158.0	137.6
Corporate general & administration	6.7	15.1	11.2	32.2	39.4
Onsite exploration and drilling	1.9	0.6	0.8	4.1	3.7
Total AISC	271.0	245.9	215.9	722.8	633.1
Gold sales (koz)	116.2	121.3	124.8	352.1	337.4
Cash Costs ($/oz)	1,420	1,210	987	1,203	1,123
AISC ($/oz)[1]	2,333	2,027	1,729	2,052	1,877
1    Excludes the Additional Government Share related to the FTAA at Didipio of $16.6 million, $10.2 million and $34.3 million for the third quarter, second quarter and year to date 2025, respectively, as it is considered in the nature of an income tax.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	30

The following tables provides a reconciliation of Cash Costs and AISC for each operation:
Haile

$M, except per oz amounts	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Cash costs of sales	62.4	53.9	44.7	161.9	148.4
By-product credits	(0.9)	(1.9)	(0.7)	(4.7)	(2.2)
Inventory adjustments	4.5	(2.8)	(7.5)	(1.3)	8.5
Freight, treatment and refining charges	0.2	0.2	0.1	0.6	0.3
Total Cash Costs (net)	66.2	49.4	36.6	156.5	155.0
Sustaining capital and leases	20.1	16.2	15.7	46.7	32.6
Deferred stripping and capitalized mining	29.4	28.0	29.9	93.8	56.5
Onsite exploration and drilling	0.2	0.1	—	1.1	—
Total AISC	115.9	93.7	82.2	298.1	244.1
Gold sales (koz)	33.4	49.5	53.6	140.1	134.6
Cash Costs ($/oz)	1,981	997	683	1,117	1,152
AISC ($/oz)	3,464	1,890	1,537	2,127	1,814
Didipio

$M, except per oz amounts	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Cash costs of sales	37.1	38.3	36.0	107.5	107.6
By-product credits	(45.0)	(30.9)	(33.5)	(107.1)	(85.0)
Royalties	2.9	2.4	2.1	6.9	5.1
Indirect taxes	7.3	5.7	5.7	17.7	16.1
Inventory adjustments	15.2	(0.7)	7.3	19.0	6.7
Freight, treatment and refining charges	5.9	3.2	6.2	12.9	13.4
Total Cash Costs (net)	23.4	18.0	23.8	56.9	63.9
Sustaining capital and leases	10.8	7.0	5.7	20.5	15.6
Deferred stripping and capitalized mining	1.2	1.1	2.4	4.2	6.1
General & administration[1]	0.2	0.3	—	0.5	—
Onsite exploration and drilling	0.3	—	—	0.3	—
Total AISC	35.9	26.4	31.9	82.4	85.6
Gold sales (koz)	29.7	20.6	28.9	68.1	79.6
Cash Costs ($/oz)	787	873	824	835	803
AISC[1] ($/oz)	1,213	1,287	1,103	1,214	1,075
1    Excludes the Additional Government Share of FTAA at Didipio of $16.6 million, $10.2 million and $34.3 million for the third quarter, second quarter, and year to date 2025, respectively, as it is considered in the nature of an income tax.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	31

Macraes

$M, except per oz amounts	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Cash costs of sales	40.9	43.3	38.9	123.4	92.6
Less: by-product credits	—	—	—	(0.1)	(0.1)
Royalties	2.8	2.6	0.2	6.1	2.4
Inventory adjustments	0.1	5.9	3.9	(1.6)	9.1
Freight, treatment and refining charges	0.2	0.3	0.1	0.7	0.5
Total Cash Costs (net)	44.0	52.1	43.1	128.5	104.5
Sustaining capital and leases	10.6	8.4	5.0	28.4	18.2
Deferred stripping and capitalized mining	16.3	14.2	13.7	42.8	57.8
Onsite exploration and drilling	0.2	0.1	0.1	0.9	1.1
Total AISC	71.1	74.8	61.9	200.6	181.6
Gold sales (koz)	32.7	34.8	29.5	91.2	88.2
Cash Costs ($/oz)	1,345	1,496	1,458	1,408	1,185
AISC ($/oz)	2,171	2,146	2,099	2,198	2,060
Waihi

$M, except per oz amounts	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Cash costs of sales	30.9	30.7	21.3	88.4	58.8
By-product credits	(3.1)	(2.6)	(1.4)	(7.8)	(3.5)
Royalties	0.8	0.6	0.4	1.9	1.0
Inventory adjustments	2.7	(1.4)	(0.6)	(1.0)	(0.8)
Add: Freight, treatment and refining charges	0.1	—	—	0.2	0.1
Total Cash Costs (net)	31.4	27.3	19.7	81.7	55.6
Sustaining capital and leases	2.8	2.2	2.7	9.3	7.0
Deferred stripping and capitalized mining	6.8	5.7	5.6	17.2	17.2
Onsite exploration and drilling	0.7	0.5	0.7	1.4	2.6
Total AISC	41.7	35.7	28.7	109.6	82.4
Gold sales (koz)	20.4	16.4	12.8	52.7	35.0
Cash Costs ($/oz)	1,539	1,670	1,538	1,551	1,588
AISC ($/oz)	2,039	2,190	2,252	2,080	2,357
Net Cash/(Debt)
Net Cash/(Debt) has been calculated as total debt plus cash and cash equivalents. Management believes this is a useful indicator to be used in conjunction with other liquidity and leverage ratios to assess the Company’s financial health. Prior to 2024, lease liabilities were included in the calculation of Net Cash/ (Debt). The change in respect of 2024 is consistent with the generally adopted approach to the calculation of Net Cash/(Debt). The comparative quarters have been recalculated excluding lease liabilities.
A reconciliation of this measure is provided in the ‘Liquidity and Capital Resources - Debt Management and Liquidity’ section of this MD&A.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	32

Liquidity
Liquidity has been calculated as cash and cash equivalents and the total of funds available to be drawn under the Facility. Management believes this is a useful measure of the Company’s ability to repay its current liabilities.
The following table provides a reconciliation of Liquidity:

$M	September 30, 2025	December 31, 2024
Cash and Cash Equivalents	334.9	193.5
Funds available to be drawn under the Facility	200.0	200.0
Liquidity	534.9	393.5
Operating Cash Flow per share
Operating Cash Flow per share before working capital movements is calculated as the cash flows provided by operating activities adjusted for changes in working capital then divided by the fully diluted adjusted weighted average number of common shares issued and outstanding.
The following table provides a reconciliation of total fully diluted Operating Cash Flow per share:

$M, except per share amounts	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Cash provided by operating activities	227.5	226.9	164.7	626.0	347.8
Changes in working capital	(9.8)	4.9	(3.7)	20.3	(9.7)
Cash flows provided by operating activities before changes in working capital	217.7	231.8	161.0	646.3	338.1
Adjusted weighted average number of common shares - fully diluted	233.0	234.8	242.2	234.4	241.8
Operating Cash Flow per share	$0.93	$0.99	$0.66	$2.76	$1.40
Free Cash Flow
Free Cash Flow has been calculated as cash flows from operating activities, less cash flow used in investing activities. Management believes Free Cash Flow is a useful indicator of the Company’s ability to generate cash flow and operate net of all expenditures, prior to any financing cash flows. Free Cash Flow per share is calculated as the Free Cash Flow divided by the fully diluted adjusted weighted average number of common shares issued and outstanding.

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	33

The following table provides a reconciliation of Free Cash Flow:

$M, except per share amounts	Q3 2025	Q2 2025	Q3 2024	YTD 2025	YTD 2024
Cash flows provided by Operating Activities	227.5	226.9	164.7	626.0	347.8
Cash flows used in Investing Activities	(133.1)	(106.8)	(99.0)	(342.7)	(249.1)
Free Cash Flow	94.4	120.1	65.7	283.3	98.7
Adjusted weighted average number of common shares - fully diluted	233.0	234.8	242.2	234.4	241.8
Free Cash Flow per share	$0.41	$0.51	$0.27	$1.21	$0.41
Leverage Ratio
Leverage Ratio is calculated as Net Cash/(Debt) divided by Adjusted EBITDA for the preceding 12-month period. Management believes this is a useful indicator to monitor the Company’s ability to meet its financial obligations. The following table provides a reconciliation of the Leverage Ratio:

$M, except ratio amounts	Q3 2025	Q2 2025	Q3 2024
Net Cash/(Debt)	334.9	298.7	71.8
Adjusted EBITDA	874.5	826.6	444.3
Leverage Ratio	0.00x	0.00x	0.00x

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	34

Internal Controls Over Financial Reporting
Management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting.
The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. Even when the Company's system of internal control over financial reporting is determined to be effective, it can only provide reasonable assurance with respect to financial statement preparation and presentation.
Management has used the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the Company's internal control over financial reporting.
Management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the three months ended September 30, 2025 which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Accounting Estimates, Policies and Changes
The preparation of financial statements in conformity with IFRS requires Management to make estimates, judgements and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and related notes. The Company’s significant accounting policies and critical estimates and judgements are disclosed in Notes 3 and 4 of OceanaGold’s condensed interim consolidated financial statements for the quarter ended September 30, 2025.
Risks and Uncertainties
This document contains certain forward-looking statements that involve risks, uncertainties and other factors that could cause actual results, performance, prospects, opportunities and continued mining operations to differ materially from those expressed or implied by those forward-looking statements. The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks, including, but not limited to, various operating, regulatory, consenting and permitting risks, the availability and effective management of water, risks associated with operating in foreign jurisdictions, risks associated with compliance with safety, health, social, environmental and other applicable laws and regulations, and climate change impacts and transition risks, such as regulatory, technological, legal and societal. For further detail and discussion of these risks and uncertainties, please refer to the risk factors set forth in the Company’s most recent Annual Information Form available under the Company’s profile on SEDAR+ at sedarplus.com and on the Company’s website at oceanagold.com, and the Company’s other filings and submissions with securities regulators on SEDAR+, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties

† See “Non-IFRS Financial Information”.

	www.oceanagold.com	35

not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
Notes to Reader
Cautionary Statement Regarding Forward-Looking Information
This MD&A contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws which may include, but are not limited to, statements with respect to: the future financial and operating performance of the Company and its mining projects; the future price of gold, copper and silver; the estimation of Mineral Reserves and Mineral Resources; the realization of Mineral Reserves and Mineral Resources estimates; costs of production; estimates of initial capital, sustaining capital, operating and exploration expenditures; costs and timing of the development of new deposits; costs and timing of the development of new mines; costs and timing of future exploration and drilling programs; water management initiatives and strategies at the Company’s operations; timing of filing of updated technical information and studies, including trade-off work for Ledbetter Phase 4 open pit at Haile, the Didipio PFS and the Macraes technical report; anticipated production amounts; requirements for additional capital; governmental regulation of mining operations and exploration operations; timing and receipt of approvals, consents and permits under applicable legislation, including Fast-track approval for the Waihi North Project; the amount of and timing for anticipated purchases under the NCIB program; environmental risks; title disputes or claims; limitations of insurance coverage; and the timing and possible outcome of pending litigation and regulatory matters. All statements in this MD&A that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “may”, “plans”, “expects”, “projects”, “is expected”, “scheduled”, “potential”, “estimates”, “forecasts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.
Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks include, among others: future prices of gold, copper and silver; general business, economic and market factors (including changes in global, national or regional financial, credit, currency or securities markets); changes or developments in global, national or regional political and social conditions; changes in laws (including tax laws) and changes in IFRS or regulatory accounting requirements; the actual results of current production, development and/or exploration activities; conclusions of economic evaluations and studies; fluctuations in the value of the United States dollar relative to the Canadian dollar, the Philippines peso or the New Zealand dollar; changes in project parameters as plans continue to be refined; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; challenges of effective water management; accidents, labour disputes and other risks of the mining industry; political instability or insurrection or war; labour force availability and turnover; adverse judicial decisions, inability or delays in obtaining financing or governmental approvals; inability or delays in the completion of development or construction activities

† See “Non-IFRS Financial Information”.

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or in the re-commencement of operations; legal challenges to mining and operating permits, including the FTAA; and those factors identified and described in more detail in the section entitled “Risk Factors” contained in the Company’s most recent Annual Information Form and the Company’s other filings with Canadian securities regulators, which are available under the Company’s profile on SEDAR+ at sedarplus.com and on the Company’s website at oceanagold.com. The list is not exhaustive of the factors that may affect the Company's forward-looking statements.
The Company’s forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any Mineral Resources or Mineral Reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold, copper and silver; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.
The Company’s forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.
Cautionary Statements for United States Readers
The scientific and technical disclosure in this MD&A was prepared in accordance with NI 43-101, which differs from the requirements of the U.S. Securities and Exchange Commission (the “U.S. SEC”). Accordingly, Mineral Resource and Mineral Reserve information and other scientific and technical information contained or referenced in this MD&A may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the U.S. SEC.
Qualified Persons
Mr. Greg Hollett, the Company’s Head of Mine Engineering, a qualified person as defined by NI 43-101, has reviewed and approved the disclosure of all scientific and technical information related to Haile operational matters contained in this MD&A.

† See “Non-IFRS Financial Information”.

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Mr. Phillip Jones, the Company’s Head of Underground Mining, a qualified person as defined by NI 43-101, has reviewed and approved the disclosure of all scientific and technical information related to Didipio operational matters contained in this MD&A.
Mr. Euan Leslie, the Company’s Group Mining Engineer, and Mr. Knowell Madambi, the Company’s Manager – Technical Services & Projects, Macraes, each of whom is a qualified person as defined by NI 43-101, have reviewed and approved the disclosure of all scientific and technical information related to Macraes operational matters contained in this MD&A.
Messrs. Leslie and David Townsend, the Company’s Manager – Mining (Underground), Waihi, each of whom is a qualified person as defined by NI 43-101, have reviewed and approved the disclosure of all scientific and technical information related to Waihi operational matters contained in this MD&A.
Mr. Keenan Jennings, the Company’s Executive Vice President and Chief Exploration Officer, a qualified person as defined by NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.

† See “Non-IFRS Financial Information”.

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